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02060169

PROCESSED
DEC 09 2002
THOMSON
FINANCIAL

FILE NO. 82-4475

December 2, 2002

02 DEC -3 AM 11:52

By Hand
Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Re: AO Mosenergo - Rule 12g3-2(b)

Ladies and Gentlemen:

In connection with the AO Mosenergo's exemption pursuant to Rule 12g3-2(b) (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), please find enclosed an English language translation of the Information on a Material Fact (Event, Action) Affecting the Issuer's Finances and Business as of November 11, 2002.

The document is being furnished pursuant to paragraph (b) (1) (i) of the Rule with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

dlw 12/4

Please call the undersigned at (7-501) 797 46 00 if you have any comments or questions regarding the enclosures. Please have the enclosed copy of this letter date stamped and returned to our waiting messenger.

Very truly yours,

Alexei V. Kiyashko /KEK

Alexei V. Kiyashko

Enclosure

cc: Alexei N. Zharikov
(AO MOSENERGO)

[UNOFFICIAL TRANSLATION FROM RUSSIAN]

Information On A Material Fact (Event, Action) Affecting The Issuer's Finances And Business

Open Joint Stock Company for Energy and Electrification Mosenergo

Information on changes in the list of members of management bodies of Open Joint Stock Company Mosenergo

Full official name of the issuer: Open Joint Stock Company for Energy and Electrification Mosenergo
Location: 8 Raushskaya Naberezhnaya, 113035 Moscow
Code of the fact (event, action): 0100085A11112002
The management body which has changed: the Management Board
First name, patronymic and last name of the elected member of the management body of the issuer:
Dmitry Valerievich Vassiliev
Share in the issuer's charter capital: Dmitry Valerievich Vassiliev holds no shares in the Company
First name, patronymic and last name of the terminated member:
Alexey Vladimirovich Matveyev
The authorized body of the company which adopted the resolution on the grounds of which such changes were made, and the date of such resolution:
the Board of Directors of OAO MOSENERGO, November 11, 2002.
The date of the changes: November 11, 2002.

First Deputy General Director /s/ D.V. Vassiliev
for Corporate Policies
and Property Management

Executed by T.L. Lapina, 957-37-67

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